November 3, 2006

Garo H. Armen, Ph.D.
Chief Executive Officer and Chairman of the Board
Antigenics Inc.
630 Fifth Avenue
Suite 2100
New York, NY 10111

> **Re: Antigenics Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2005**
> **File No. 0-29089**

Dear Dr. Armen:

We have limited our review of your filing to the issues we have addressed in our comments. In our comments, we ask you to provide us with more information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Year Ended December 31, 2005

Management's Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies and Estimates

Research and Development, page 68

1.   You disclose how you determine your accruals for research and development expenses and you indicate that you subsequently adjust your accruals as you become aware of actual costs. You also indicate that these adjustments could be material. Please provide us, in a disclosure-type format, a revised discussion that quantifies:

- the effect that changes in estimates have had on the financial statements for each period presented; and

- the effect that reasonably likely changes in the key assumptions underlying these estimates as of the latest balance sheet may have on the financial statements.

Financial Statements and Supplementary Data

Notes to Consolidated Financial Statements

Note 15: Debt, page 100

2.   You disclose that the conversion price is subject to adjustment and that notes surrendered for conversion in connection with certain fundamental changes may in certain circumstances be entitled to an increase in the conversion rate of the notes. You also disclose that you are obligated to keep effective a shelf registration statement for the shares underlying the conversion of your notes. It appears from your January 25, 2005 indenture agreement that the fundamental changes include a change of control and the termination of trading; both events that appear to be outside your control. Please explain to us why you apparently have not bifurcated the embedded conversion feature under EITF 00-19. In your response please address all the requirements of paragraphs 12 through 32 of that consensus. In addition, please provide us, in a disclosure-type format, revised disclosure that clearly indicates:

- how the initial conversion rate of $10.76 can be adjusted;
- the nature of the fundamental changes outlined in your indenture agreement;
- the circumstances that could increase the conversion rate of the notes when a fundamental change exists; and
- your consideration for the separate derivative accounting for the conversion feature of the notes.

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides the requested information. Detailed letters greatly facilitate our review. Please furnish your letter on EDGAR under the form type label CORRESP.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in your letter, a statement from the company acknowledging that:

Garo H. Armen, Ph.D.
Antigenics Inc.
November 3, 2006
Page 3

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

    In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

    If you have any questions, please contact Mark Brunhofer, Senior Staff Accountant, at (202) 551-3638. In this regard, do not hesitate to contact me, at (202) 551-3679.

                                    Sincerely,

                                    Jim B. Rosenberg
                                    Senior Assistant Chief
                                    Accountant